UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number 001-31978

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASSURANT 401(K) PLAN B

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASSURANT, INC. ONE CHASE MANHATTAN PLAZA, 41ST FLOOR NEW YORK, NY 10005

Assurant 401(k)
Plan B

Financial Statements
and Supplemental Schedule

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Assurant 401(k) Plan B

We have audited the accompanying statements of net assets available for benefits of Assurant 401(k) Plan B (the “Plan”) at December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our report dated October 5, 2004, we were unable to, and did not express an opinion on the statement of net assets available for benefits as of December 31, 2003, because, at the instruction of the plan administrator, we did not perform any auditing procedures with respect to the investment information summarized in Note C in those financial statements. The plan administrator has since instructed us to perform, and we did perform an audit of the statement of net assets available for benefits for the year ended December 31, 2003, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Accordingly, we are now able to express an opinion on those financial statements.

In our opinion, the Plan’s financial statements referred to in the first paragraph of this report present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits of the Plan’s financial statements were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers  LLP
New York, NY
June 24, 2005

Assurant 401(k)
Plan B

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets
Investments, at fair value	$529,494,692	$454,154,339
Participant loans	9,170,594	9,154,824

	538,665,286	463,309,163
Receivables:
Employer contributions	17,949,871	17,038,350
Employee contributions	810,414	815,140

	18,760,285	17,853,490

Total assets	557,425,571	481,162,653

Liabilities
Net accounts payable	34,791	—

Total liabilities	34,791	—

Net assets available for benefits	$557,390,780	$481,162,653

The accompanying notes are an integral part of the financial statements.

Assurant 401(k)
Plan B

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2004
Additions
Investment income:
Interest and dividends	$10,229,820
Net appreciation in fair value of investments	40,570,358

50,800,178

Contributions:
Employer (net of forfeitures)	18,207,388
Employee	28,905,046

Net transfer from Plan A to Plan B (Note 1)	13,543,538

Total additions	111,456,150

Deductions
Benefits paid	35,222,023
Administrative expenses	6,000

Total deductions	35,228,023

Net increase	76,228,127

Net assets available for benefits:
Beginning of year	481,162,653

End of year	$557,390,780

The accompanying notes are an integral part of the financial statements.

Assurant 401(k)
Plan B
Notes to Financial Statements (continued)

1. Description of the Plan

The following description of the Assurant 401(k) Plan B (the “Plan”), formerly the Fortis 401(k) Plan B, is provided for general information only. Participants should refer to the Assurant 401(k) Plan document for a detailed description of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On February 4, 2004, Fortis, Inc. was merged into Assurant, Inc. As a result of the merger, Assurant, Inc. became the successor to the business operations and obligations of Fortis, Inc. After this merger, the Fortis 401(k) Plan A and the Fortis 401(k) Plan B were renamed the Assurant 401(k) Plan A (“Plan A”) and the Assurant 401(k) Plan B (together “the Plans”), respectively. In connection with Fortis, Inc.’s merger with Assurant, Inc., Assurant, Inc. securities (Symbol: AIZ) were offered on the New York Stock Exchange as part of an initial public offering on February 5, 2004.

The Plans are contributory defined contribution retirement plans covering substantially all employees of Assurant, Inc. and subsidiaries (the “Plan Sponsor”) with participation by the employee on a voluntary basis. Plan A covers Eligible Employees whom the Employer classifies as being in job category numbers 100 through 400 as of the January 1 of the prior Plan year, or the Employee’s hire date, if later. The Plan covers Eligible Employees whom the Employer classifies as being in job categories 500 through 999 as of the January 1 of the prior Plan year, or the Employee’s hire date, if later. If a Plan A Participant’s job category number changes to a job category number 500 through 999, such Participant shall automatically participate in the Plan as of the first day of the subsequent Plan Year, and his account under Plan A shall be transferred to the Plan. Conversely, if a Plan Participant’s job category number changes to a job category number 100 through 400, such Participant shall automatically participate in Plan A as of the first day of the subsequent Plan Year and his account under the Plan shall be transferred to Plan A. On January 1, 2004 and January 1, 2003, $12,443,538 and $1,488,962, respectively, of existing assets were transferred from Plan A to the Plan as a result of changes in employee job categories. In addition, approximately $1,100,000 and $1,700,000 of employer contribution receivables were transferred from Plan A to the Plan in 2004 and 2003, respectively, due to changes in employee job categories. Employer contribution receivables transferred in 2004 and 2003, relate to employer contributions recorded in the years 2003 and 2002, respectively. The amount of Plan asset transfers relating to Participants transferred between Plans as of January 1, 2005 has not yet been determined.

An eligible employee can participate in the Plan as soon as administratively feasible after commencement of work. Eligible employees may contribute to the Plan before or after tax contributions with a combined maximum of 50% of an employee’s eligible annual compensation.

Assurant 401(k)
Plan B
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Each Participant’s account is credited with the Participant’s contribution and allocations of the Company’s contribution and Plan earnings. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

On August 18, 1999, Assurant, Inc., then Fortis, Inc., acquired American Bankers Insurance Group (“ABIG”). All employees who were participants in (or considered totally disabled under) the American Bankers Insurance Group, Inc. Retirement Plan on December 31, 2000 (“ABIG Plan participants”) were given a choice as to whether their company matching contribution would be determined under “Option A” or “Option B”. For ABIG Plan participants who elected “Option A” or failed to make an election, pre-tax contributions up to 7% of eligible compensation are eligible for the Company matching contribution. The Plan Sponsor will contribute an employer matching contribution equal to 50% of such employees’ pre-tax contributions. For ABIG Plan participants who elected “Option B” and for all other employees employed on or before December 31, 2000, or those with 5 or more years of vesting service, pre-tax contributions up to 3% of eligible compensation are eligible for the Company matching contribution. The Plan Sponsor will contribute an employer matching contribution equal to 200% of such employees’ pre-tax contributions. For pre-tax contributions on the next 2% of eligible compensation, the Plan Sponsor will contribute an employer matching contribution equal to 50% of such employees’ pre-tax contributions. Vesting service begins on the first day of employment, and for each year of vesting service, an employee must accumulate 1000 hours of service.

For those employed after December 31, 2000 who have less than 5 years of vesting service, on employee pre-tax contributions up to 3% of eligible compensation, the Plan Sponsor will contribute an employer matching contribution equal to 100% of such employees’ pre-tax contributions. For pre-tax contributions on the next 2% of eligible compensation, the Plan Sponsor will contribute an employer matching contribution equal to 50% of such employees’ pre-tax contributions.

Effective January 1, 2001, the American Bankers Insurance Group, Inc. 401(k) and Employee Stock Ownership Plan, the MS Diversified Corporation Profit Sharing 401(k) Plan and the PAS Financial Group, Inc. 401(k) Plan (collectively the “ABIG Plans”) were merged into the Plan.

Participants are immediately vested in their contributions plus actual earnings thereon. Participants become fully vested with respect to Plan Sponsor contributions after three years of vesting service.

Assurant 401(k)
Plan B
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

At December 31, 2004, Participants can invest their contributions in the following funds:

Common Stock Funds
Assurant, Inc. Stock
American Funds Growth Fund of America – R-4 Class
Fidelity Diversified International Fund
Managers Special Equity Fund
T. Rowe Price Small-Cap Stock Fund
Vanguard 500 Index Fund- Investor Shares
Vanguard Growth and Income Fund
Vanguard LifeStrategy Conservative Growth Fund
Vanguard LifeStrategy Growth Fund
Vanguard LifeStrategy Moderate Growth Fund
Vanguard STAR Fund
Vanguard Windsor II Fund

Corporate and Other Bond Mutual Funds
PIMCO Total Return Fund — Institutional Class
Vanguard LifeStrategy Income Fund

Money Market Mutual Fund
Vanguard Prime Money Market Fund

Upon retirement, death or disability, Plan Participants or their beneficiaries are entitled to receive the total amount then vested in the Participant’s account, including Plan Sponsor contributions. Upon termination of employment, for other than the aforementioned reasons, Plan participants will receive their contributions and their vested share of Plan Sponsor contributions plus income accrued thereon.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, reduced by all other loans taken in the previous 12 months, and 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the Participant’s account and bear interest at a rate of 1.0% above the Prime Rate (as reported by Reuters) in effect when the Participant applies for the loan. At December 31, 2004, outstanding participant loans had rates ranging from 4.48% to 10.25%. Principal and interest is paid ratably through payroll deductions.

Assurant 401(k)
Plan B
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Fees and expenses incurred by the Plan are paid by Assurant, Inc., except for a $40 loan origination fee and a $25 annual maintenance fee on new loans which are paid by the loan participants. In the event of termination of the Plan, the Plan provides that participating employees are entitled to the value of their entire account.

Forfeited balances of terminated Participants’ non-vested accounts shall be first applied to restore amounts previously forfeited by non-vested former employees who have been rehired. Thereafter, any remaining forfeited balances can be used to reduce Plan administrative expenses and future Company contributions. For the years ended December 31, 2004 and 2003, the amounts of forfeitures that were used to reduce the Company contributions were $282,323 and $190,193, respectively. As of December 31, 2004, an additional $196,721 is available in the forfeiture account to be used to reduce the 2004 Company contribution.

In its financial statements for the year ended December 31, 2003, employer contributions and transfers from Plan A were both shown net of the cash received for employer contribution receivable at the beginning of the year attributable to employees transferred on the first day of the Plan year. In the accompanying financial statements, employer contributions and transfers from Plan A are presented including such amounts. The amounts originally presented for the year ended December 31, 2003 as employer contributions and transfers from Plan A of $18,096,256 and $1,488,962, respectively, presented on the same basis as in the accompanying 2004 financial statements would have been $16,396,256 and $3,188,962.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment securities are stated at aggregate fair value. Such investment securities are mostly comprised of shares of mutual funds and money market funds that are valued at the net asset value of shares held by the Plan at year-end and generally based on reference to published market data.

Assurant, Inc. Stock is stated at market value determined based on the quoted market price for the Company’s common stock which is traded on the New York Stock Exchange.

Assurant 401(k)
Plan B
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Realized gains and losses from security transactions are recorded on the average cost method.

Net appreciation/depreciation in fair value of investments includes realized gains/losses for securities bought and sold as well as unrealized gains/losses for securities held at year-end.

Benefit payments and transfers are recorded when paid.

3. Investments

The Vanguard Fiduciary Trust Company is the trustee of the Plan. The Plan’s investments are held in a nondiscretionary trust.

At December 31, 2004 and 2003, the Plan’s funds have the following investments, whose fair values represent 5% or more of the Plan’s net assets available for benefits:

Fair value at December 31, 2004:
PIMCO Total Return Fund (3,985,750 shares)	$42,527,949
Vanguard STAR Fund (3,512,072 shares)	65,816,223
Vanguard Prime Money Market Fund (79,965,746 shares)	79,965,746
Vanguard 500 Index Fund – Investor Shares (977,708 shares)	109,151,268
Fidelity Diversified Intl. Fund (1,491,293 shares)	42,710,644
T. Rowe Price Small-Cap Stock Fund (996,710 shares)	31,715,316
Vanguard Windsor II Fund (1,107,096 shares)	34,021,067
American Funds Growth Fund of America – R-4 Class (2,182,310 shares)	59,424,303

Fair value at December 31, 2003:
PIMCO Total Return Fund (3,696,415 shares)	$39,588,602
Vanguard STAR Fund (3,291,886 shares)	56,620,437
Vanguard Prime Money Market Fund (84,018,807 shares)	84,018,807
Vanguard 500 Index Fund (974,477 shares)	100,049,543
Fidelity Diversified Intl. Fund (1,414,876 shares)	34,126,811
American Funds Growth Fund of America – R-4 Class (2,046,381 shares)	50,034,020

The Plan’s investments (including realized gains and losses on investments bought, sold, as well as held during the year), appreciated in value by $40,570,358 in 2004, as follows:

Net Appreciation
in Fair Value
Corporate and other bond mutual funds	$(177,746)
Common stock funds	40,325,985
Assurant, Inc. Stock	422,119

$40,570,358

Assurant 401(k)
Plan B
Notes to Financial Statements (continued)

4. Plan Amendment

Effective April 30, 2004, the Plan Sponsor established an employee stock ownership plan (ESOP) as a component under the Plan. Under the ESOP, the Assurant, Inc. Stock Fund became an available investment option for Participants of the Assurant 401(k) Plan. This program allows Participants to transfer up to 25% of their current account balance into the Assurant, Inc. Stock Fund as well as allocate up to 25% of future contributions to the fund.

A Participant may change the investment of any portion of such Participant’s account that is invested in the Assurant, Inc. Stock Fund into one or more other investment funds at any time in accordance with Plan rules.

Each Participant who has any portion of his account invested in the Assurant, Inc. Stock Fund may elect to have dividends paid on Assurant, Inc. stock held in his account either paid to him in cash or to have such dividends reinvested in the Assurant, Inc. Stock Fund. Each Participant will be 100% vested at all times in any cash dividends that he elects to have reinvested in the Assurant, Inc. Stock Fund or paid to him.

When any Participant who has not made an election regarding payment of dividends first invests into the Assurant, Inc. Stock Fund, he shall be given the opportunity to make such an election. If a Participant fails to make such an election, he shall be deemed to have elected to have any dividends paid on the Assurant, Inc. stock held in his account reinvested in the Assurant, Inc. Stock Fund.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 11, 2003, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to the receipt of the determination letter, the Plan has been amended. An application for a favorable determination for the amendment was submitted to the IRS on September 15, 2004. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

6. Plan Termination

The company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each Participant in the trust fund will be distributed to such Participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Benefit Plans Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund.

Assurant 401(k)
Plan B
Notes to Financial Statements (continued)

7. Related Parties

A substantial portion of the Plan’s investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, the buying and selling of such shares would qualify as party-in-interest transactions.

8. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate fluctuations, market volatility and credit quality. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Concentration of investment risk

At December 31, 2004, Plan participants’ accounts that are invested in the Assurant, Inc. Stock Fund are exposed to market risk in the event of a significant decline in the value of Assurant Inc, common stock.

9. Reconciliation of Plan Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2004.

December 31,
2004
Net assets available for benefits per the financial statements	$557,390,780
Less: Deemed distributions	(8,722)

Net assets available for benefits per Form 5500	$557,382,058

Deemed distributions are loans that are deemed uncollectible and treated as a payment of benefits.

Assurant 401(k)
Plan B
Notes to Financial Statements (continued)

9. Reconciliation of Plan Financial Statements to Form 5500 (continued)

The following is a reconciliation of changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2004.

	Year Ended December 31, 2004
	Amounts per
	Financial	Deemed	Amounts per
	Statements	Distributions	Form 5500

Benefits paid	$35,222,023	$8,722	$35,230,745

10. Subsequent Event

As of January 1, 2005, the Fidelity Diversified International Fund will no longer be available as an investment option for new contributions within the Plan. Also, as of January 1, 2005, American Funds EuroPacific Growth Fund – Class R-5 will be offered as a new investment option within the Plan. Until January 31, 2005, participants will have the opportunity to transfer any account balances from Fidelity Diversified International Fund to other available investment options. After January 31, 2005, any remaining participant account balances not transferred from the Fidelity International Diversified Fund will be automatically transferred to the American Funds EuroPacific Growth Fund – Class R-5, and the Fidelity International Diversified Fund will be eliminated completely as an investment option of the Plan.

Supplemental Schedule

Fortis 401(k) Plan
Plan B

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2004

	Description of Investment
	Including Number of
Identity of issuer, borrower, lessor or	Shares/Units, Maturity Date,		Current
similar party	and Rate of Interest	Cost	Value

Company Stock
Assurant, Inc. Stock (1)	96,795 shares	$2,534,968	$2,957,087

Corporate and other bond mutual funds
PIMCO Total Return Fund- Institutional Class	3,985,750 shares	$42,513,343	$42,527,949
Vanguard LifeStrategy Income Fund(1)	87,650 shares	1,168,584	1,185,903

Total Corporate and other bond mutual funds		$43,681,927	$43,713,852

Common stock funds
Vanguard 500 Index Fund — Investor Shares(1)	977,708 shares	108,184,616	109,151,268
Fidelity Diversified Intl. Fund	1,491,293 shares	32,279,798	42,710,644
Managers Special Equity Fund	283,872 shares	20,540,879	25,664,864
T. Rowe Price Small-Cap Stock Fund	996,710 shares	26,155,186	31,715,316
Vanguard STAR Fund (1)	3,512,072 shares	59,644,971	65,816,223
Vanguard Windsor II Fund (1)	1,107,096 shares	28,583,585	34,021,067
American Funds Growth Fund of America — R-4 Class	2,182,310 shares	49,077,545	59,424,303
Vanguard Growth and Income Fund (1)	759,514 shares	19,619,622	23,248,712
Vanguard LifeStrategy Conservative Growth Fund (1)	165,407 shares	2,411,671	2,524,117
Vanguard LifeStrategy Growth Fund(1)	261,686 shares	4,855,435	5,244,189
Vanguard LifeStrategy Moderate Growth Fund (1)	186,337 shares	3,077,919	3,337,304

Total common stock funds		$354,431,227	$402,858,007

Commercial paper, money market instruments & cash equivalents
Vanguard Prime Money Market Fund(1)	79,965,746 shares	$79,965,746	$79,965,746

Total investments		$480,613,868	$529,494,692

Participant loans (1)	Interest rates range from 4.48%	$9,170,594	$9,170,594
	to 10.25%, with maturities
	through 2014.
(1)	Party-in-interest

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Assurant, Inc. 401(k) Plan A has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Assurant 401(k) Plan B

Date	June 29, 2005	By:	/s/ Sheila Sweeney

Name: Sheila Sweeney Title: Vice President of Employee Benefits, Member of the Benefit Plans Committee (Plan Administrator)

EXHIBIT INDEX

EXHIBIT		PAGE
NUMBER	EXHIBIT NAME	NUMBER
23.1	Consent of Independent Registered Public Accounting Firm	16